UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE TO
Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
(Amendment No. 2)
Cumulus Media Inc.
(Name of Subject Company (issuer))
Cumulus Media Inc. (Offeror and Issuer)
(Names of Filing Persons (identifying status as offeror, issuer or other person))
Class A Common Stock, $.01 par value per share
(Title of Class of Securities)
231082-10-8
(CUSIP Number of Class of Securities)
Lewis W. Dickey, Jr.
Chairman, President and Chief Executive Officer
Cumulus Media Inc.
14 Piedmont Center
Suite 1400
Atlanta, Georgia 30305
(404) 949-0700
(Name, address and telephone number of person authorized to
receive notices and communications on behalf of filing person)
Copy to:
Mark L. Hanson, Esq.
Jones Day
1420 Peachtree St. N.E.
Suite 800
Atlanta, Georgia 30309
(404) 521-3939
CALCULATION OF FILING FEE*

Transaction Valuation*	Amount of Filing Fee**

$143,750,000.00	$15,381.00

*	Calculated solely for purposes of determining the filing fee. This amount is based on the purchase of 11,500,000 shares of Class A Common Stock at the maximum tender offer price of $12.50 per share.

**	The amount of the filing fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, equals $107.00 per million of the aggregate amount of cash offered by Cumulus Media Inc.
☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
Amount Previously Paid: $15,381.00
Form or Registration No.: Schedule TO-I
Filing Party: Cumulus Media Inc.
Date Filed: May 17, 2006
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☐ third-party tender offer subject to Rule 14d-1.
☑ issuer tender offer subject to Rule 13e-4.
☐ going-private transaction subject to Rule 13e-3.
☐ amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

Items 1 through 11
Item 12
SIGNATURE
Exhibit Index
EX-99.1 (A)(1)(J) PRESS RELEASE DATED 6-8-06

INTRODUCTION
     This Amendment No. 2 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission on May 17, 2006, as amended and supplemented by Amendment No. 1 to the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on May 31, 2006 (collectively, the “Schedule TO”) by Cumulus Media Inc., a Delaware corporation (“Cumulus,” “we” or “us”), relating to the offer by Cumulus to purchase up to 11,500,000 shares of its Class A Common Stock, $.01 par value per share (the “Class A Common Stock”), at a price not less than $11.00 nor greater than $12.50 per share (such per share purchase price, the “Purchase Price”), net to the seller in cash, without interest. The offer is subject to the terms and conditions set forth in the Offer to Purchase, dated May 17, 2006 (the “Offer to Purchase”), and the related Letter of Transmittal (the “Letter of Transmittal”) which, together with any amendments or supplements to either, collectively constitute the “Offer.”
     This Amendment is intended to satisfy the reporting requirements of Rule 13e-4(c)(3) of the Securities Exchange Act of 1934, as amended. Copies of the Offer to Purchase and the Letter of Transmittal were previously filed with the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively.
Items 1 through 11.
     Items 1 through 11 of the Schedule TO, which incorporate by reference the information contained in the Offer to Purchase and the Letter of Transmittal, are hereby amended as follows, with all references to page numbers in the Offer to Purchase as filed with EDGAR:
1.	Source and Amount of Funds, p. 16.
•	The second paragraph of this section is deleted in its entirety and replaced with the following:
     On June 7, 2006, Cumulus entered into a Credit Agreement (the “Credit Agreement”), dated as of June 7, 2006, by and among Cumulus, as borrower, the lenders party thereto, Bank of America, N.A., as administrative agent, Banc of America Securities LLC and Wachovia Capital Markets, LLC, as joint lead arrangers and joint bookrunners, Wachovia Bank, National Association, as syndication agent, and the co-documentation agents named therein.
     The Credit Agreement consists of a $100.0 million 6-year revolving credit facility and a $750.0 million 7-year term loan facility. The Credit Agreement also provides for additional, incremental revolving credit or term loan facilities in an aggregate principal amount of up to an additional $200.0 million. Our obligations under the Credit Agreement are collateralized by substantially all of our assets in which a security interest may lawfully be granted (including FCC licenses held by our subsidiaries), including, without limitation, intellectual property and all of the capital stock of our direct and indirect domestic subsidiaries (except for Broadcast Software International, Inc.) and 65% of the capital stock of certain first-tier foreign subsidiaries. In addition, our obligations under the Credit Agreement will be guaranteed by certain of our subsidiaries. Funding under the Credit Agreement is subject to conditions customary for financing transactions of this nature, and is also subject to the additional condition that shares have been accepted for payment in the Offer.
     Borrowings under the term loan facility will bear interest, at our option, at a rate equal to LIBOR plus 2.0% or the Alternate Base Rate (defined as the higher of the Bank of America Prime Rate and the Federal Funds rate plus 0.50%) plus 1.0%. Borrowings under the revolving credit facility will bear interest, at our option, at a rate equal to LIBOR plus a margin ranging between 0.675% and 2.0% or the Alternate Base Rate plus a margin ranging between 0.0% and 1.0% (in either case dependent upon our leverage ratio). The effective interest rate of the initial borrowings pursuant to the Credit Agreement is expected to be approximately 7.05%. The term loan facility will mature on June 7, 2013 and will amortize in equal quarterly installments beginning on September 30, 2006, with 0.25% of the initial aggregate advances payable each quarter during the first six years of the term, and 23.5% due in each quarter during the seventh year. The revolving credit facility will mature on June 7, 2012 and, except at our option, the commitment will remain unchanged up to that date.
     We intend to use approximately $200.0 million in borrowings under the Credit Agreement to purchase shares pursuant to the Offer, to purchase shares of Class B Common Stock pursuant to the Purchase Agreement and to pay related fees and expenses. Additionally, we expect to use the proceeds to repay all amounts outstanding under our existing credit facilities (approximately $588.2 million) and to provide ongoing working capital (which may include the funding of future acquisitions of radio stations) and for other general corporate purposes, including capital expenditures.

     Certain mandatory prepayments of the term loan facility will be required upon the occurrence of specified events, including upon the incurrence of certain additional indebtedness (other than any indebtedness pursuant to the incremental credit facilities and certain other indebtedness specified in the Credit Agreement) and upon the sale of certain assets. The representations, covenants and events of default in the Credit Agreement are substantially the same as those in our existing credit agreement, and are customary for financing transactions of this nature. Events of default in the Credit Agreement include, among others, (a) the failure to pay when due the obligations owing under the credit facilities; (b) the failure to perform (and not timely remedy, if applicable) certain covenants; (c) cross default and cross acceleration; (d) the occurrence of bankruptcy or insolvency events; (e) certain judgments against the Company or any of its subsidiaries; (f) the loss, revocation or suspension of, or any material impairment in the ability to use of or more of, any of our material FCC licenses; (g) any representation or warranty made, or report, certificate or financial statement delivered, to the lenders subsequently proven to have been incorrect in any material respect; and (h) the occurrence of a Change in Control (as defined in the Credit Agreement). Upon the occurrence of an event of default, the lenders may terminate the loan commitments, accelerate all loans and exercise any of their rights under the Credit Agreement and the ancillary loan documents as a secured party.
     As a result of the foregoing, the condition to the Offer that we shall have obtained debt financing on terms and conditions satisfactory to us in an amount sufficient to, among other things, purchase shares pursuant to the Offer, purchase shares of Class B Common Stock pursuant to the Purchase Agreement and pay related fees and expenses, has been deemed satisfied by us. The Offer remains subject to certain other conditions specified in the Offer to Purchase.
2.	Fees and Expenses, p. 34.
•	The third paragraph in this section is amended and restated as follows:
     Banc of America Securities LLC is a joint lead arranger and joint bookrunner, and an affiliate of Banc of America Securities LLC is a lender under our existing credit facilities as well as administrative agent and a lender, under the Credit Agreement. These entities receive customary fees and payments for their services thereunder.
•	The first sentence in the fourth paragraph in this section is amended and restated as follows:
     Banc of America Securities and its affiliate, a lender under our existing credit facilities and administrative agent and a lender under the Credit Agreement, are affiliates of BA Capital and BACI, each of which is an affiliate of Robert H. Sheridan, III, a member of the Cumulus Board.
Item 12.
  Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibits:

(a)(1)(J)*	Press Release, dated June 8, 2006.

(b)(1)	Credit Agreement, dated as of June 7, 2006, by and among Cumulus Media Inc., as borrower, the lenders party thereto, Bank of America, N.A., as administrative agent, Banc of America Securities LLC and Wachovia Capital Markets, LLC, as joint lead arrangers and joint bookrunners, Wachovia Bank, National Association, as syndication agent, and the co-documentation agents named therein (incorporated herein by reference to Exhibit 10.1 of the Company’s current report on Form 8-K, filed on June 8, 2006).

*	Filed herewith.

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

CUMULUS MEDIA INC.

By:	/s/ Martin R. Gausvik

Name: Martin R. Gausvik
Title: Executive Vice President, Treasurer and Chief Financial Officer
Date: June 8, 2006

Exhibit Index

(a)(1)(A)*	Offer to Purchase, dated May 17, 2006.

(a)(1)(B)*	Letter of Transmittal.

(a)(1)(C)*	Notice of Guaranteed Delivery.

(a)(1)(D)*	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated May 17, 2006.

(a)(1)(E)*	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated May 17, 2006.

(a)(1)(F)*	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

(a)(1)(G)	Press Release, dated May 10, 2006 (incorporated herein by reference to the Company’s Tender Offer Statement on Schedule TO, filed on May 10, 2006).

(a)(1)(H)*	Press Release, dated May 17, 2006.

(a)(1)(I)*	Summary Advertisement.

(a)(1)(J)**	Press Release, dated June 8, 2006.

(a)(2)	Not applicable.

(a)(3)	Not applicable.

(a)(4)	Not applicable.

(a)(5)	Not applicable.

(b)(1)	Credit Agreement, dated as of June 7, 2006, by and among Cumulus Media Inc., as borrower, the lenders party thereto, Bank of America, N.A., as administrative agent, Banc of America Securities LLC and Wachovia Capital Markets, LLC, as joint lead arrangers and joint bookrunners, Wachovia Bank, National Association, as syndication agent, and the co-documentation agents named therein (incorporated herein by reference to the Company’s current report on Form 8-K, filed on June 8, 2006).

(d)(1)*	Stock Purchase Agreement, dated as of May 9, 2006, by and among Cumulus Media Inc., Banc of America Capital Investors SBIC, L.P. and BA Capital Company, L.P.

(d)(2)	Voting Agreement, dated as of June 30, 1998, by and between NationsBanc Capital Corp., Cumulus Media Inc. and the stockholders named therein (incorporated herein by reference to Exhibit 4.2 of the Company’s quarterly report on Form 10-Q for the period ended September 30, 2001).

(d)(3)*	Shareholder Agreement, dated as of March 28, 2002, by and between Cumulus Media Inc. and Banc of America Capital Investors SBIC, L.P.

(d)(4)	Registration Rights Agreement, dated as of June 30, 1998, by and among Cumulus Media Inc., NationsBanc Capital Corp., Heller Equity Capital Corporation, The State of Wisconsin Investment Board and The Northwestern Mutual Life Insurance Company (incorporated herein by reference to Exhibit 4.1 of the Company’s quarterly report on Form 10-Q for the period ended September 30, 2001).

(d)(5)	Amended and Restated Registration Rights Agreement, dated as of January 23, 2002, by and among Cumulus Media Inc., Aurora Communications, LLC and the other parties identified therein (incorporated herein by reference to Exhibit 2.2 of the Company’s current report on Form 8-K, filed on February 7, 2002).

(d)(6)	Registration Rights Agreement, dated March 28, 2002, between Cumulus Media Inc. and DBBC, L.L.C. (incorporated herein by reference to Exhibit 10.18 of the Company’s annual report on Form 10-K for the year ended December 31, 2002).

(d)(7)	Cumulus Media 2004 Equity Incentive Plan (incorporated herein by reference to Exhibit 4.1 of the Company’s registration statement on Form S-8, filed on August 9, 2004 (Commission File No. 333-118047)).

(d)(8)	Cumulus Media Inc. 2002 Stock Incentive Plan (incorporated herein by reference to Exhibit 4.1 of the Company’s registration statement on Form S-8, filed on April 15, 2003 (Commission File No. 333-104542)).

(d)(9)	Cumulus Media Inc. 2000 Stock Incentive Plan (incorporated herein by reference to Exhibit 4.1 of the Company’s registration statement on Form S-8, filed on June 7, 2001 (Commission File No. 333-62538)).

(d)(10)	Cumulus Media Inc. 1999 Stock Incentive Plan (incorporated herein by reference to Exhibit 4.1 of the Company’s registration statement on Form S-8, filed on June 7, 2001 (Commission File No. 333-62542)).

(d)(11)	Form of Cumulus Media Inc. 1998 Employee Stock Incentive Plan (incorporated herein by reference to Exhibit 10.10 of the Company’s registration statement on Form S-1, filed on June 25, 1998 and declared effective on June 26, 1998 (Commission File No. 333-48849)).

(d)(12)	Cumulus Media Inc. 1999 Executive Stock Incentive Plan (incorporated herein by reference to Exhibit 4.2 of the Company’s registration statement on Form S-8, filed on June 7, 2001 (Commission File No. 333-62542)).

(d)(13)	Form of Cumulus Media Inc. 1998 Executive Stock Incentive Plan (incorporated herein by reference to Exhibit 10.11 of the Company’s registration statement on Form S-1, filed on June 25, 1998 and declared effective on June 26, 1998 (Commission File No. 333-48849)).

(d)(14)	Second Amended and Restated Employment Agreement between Cumulus Media Inc. and Lewis W. Dickey, Jr. (incorporated herein by reference to Exhibit 10.1 to the Company’s current report on Form 8-K, filed on October 19, 2004).

(d)(15)	Amended and Restated Employment Agreement between Cumulus Media Inc. and Lewis W. Dickey, Jr. (incorporated herein by reference to Exhibit 10.1 of the Company’s quarterly report on Form 10-Q for the period ended September 30, 2001).

(d)(16)	Promissory Note, dated as of February 2, 2000, made by Lewis W. Dickey, Jr., in favor of Cumulus Media Inc. (incorporated herein by reference to Exhibit 10.21 of the Company’s annual report on Form 10-K for the year ended December 31, 2001).

(d)(17)	Restricted Shares Agreement, dated April 25, 2005, between the Company and Lewis W. Dickey, Jr. (incorporated herein by reference to Exhibit 10.1 of the Company’s current report on Form 8-K, filed on April 29, 2005).

(d)(18)	Form of Restricted Shares Agreement (incorporated herein by reference to Exhibit 10.2 of the Company’s current report on Form 8-K, filed on April 29, 2005).

(d)(19)	Employment Agreement between Cumulus Media Inc. and John G. Pinch (incorporated herein by reference to Exhibit 10.2 of the Company’s quarterly report on Form 10-Q for the period ended September 30, 2001).

(d)(20)	Employment Agreement between Cumulus Media Inc. and Martin R. Gausvik (incorporated herein by reference to Exhibit 10.3 of the Company’s quarterly report on Form 10-Q for the period ended September 30, 2001).

(d)(21)	Employment Agreement between Cumulus Media Inc. and John W. Dickey (incorporated herein by reference to Exhibit 10.4 of the Company’s quarterly report on Form 10-Q for the period ended September 30, 2001).

(g)	Not applicable.

(h)	Not applicable.

*	Previously filed.

**	Filed herewith.